THE COMPANIES LAW (REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF

TUSCANY MINERALS LTD.

Ref: 420910.00001/PDC/JRM

THE COMPANIES LAW (REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

TUSCANY MINERALS LTD.

(Adopted on the 28th day of July, 2009)

1.	The name of the Company is Tuscany Minerals Ltd.

2.

The Company’s registered office will be situated at the office of Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, PO Box 1234, Grand Cayman KY1-1108, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (Revised).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27 (2) of the Companies Law (Revised).

5.

Nothing in the preceding paragraphs shall permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Law (Revised) or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Law (Revised) or to carry on the business of company management without being licensed in that behalf under the Companies Management Law (Revised).

6.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, but nothing in this paragraph shall be so construed as to prevent the Company effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each Member is limited to the amount from time to time unpaid on such Member's shares.

8.

The capital of the Company is five hundred thousand United States dollars (US $500,000) divided into four hundred million (400,000,000) common shares of one-tenth of a United States cent (US $0.001) par value each and one hundred million (100,000,000) preferred shares of one-tenth of a United States cent (US $0.001) par value each with power for the Company, subject to the provisions of the Companies Law (Revised) and the Articles of Association, to redeem any of its shares and to increase or reduce the said capital and to issue any part of its capital, original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be ordinary, preference or otherwise, shall be subject to the power hereinbefore contained.

9.

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

10.

Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company and the interpretations section of the Articles of Association of the Company shall apply to this Memorandum of Association.